Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of CNOOC Limited and their respective role and function in the Board and the Board committees are set out below:

Board Committee Directors	Audit Committee	Nomination Committee	Remuneration Committee
Executive Directors
Xu Keqiang (CEO)	-	-	-
Hu Guangjie (President)	-	-	-
Non-executive Director
Wang Dongjin (Chairman)	-	C	M
Independent Non-executive Directors
Chiu Sung Hong	M	-	C
Lawrence J. Lau	M	M	-
Tse Hau Yin, Aloysius	C	-	M
Qiu Zhi Zhong	-	M	-

Notes:

C	Chairman of Board committee
M	Member of Board committee

By Order of the Board
CNOOC Limited
Wu Xiaonan

Joint Company Secretary

Hong Kong, 20 March 2020

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Hu Guangjie	Lawrence J. Lau
Tse Hau Yin, Aloysius
Non-executive Director	Qiu Zhi Zhong
Wang Dongjin (Chairman)

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